

September 11, 2013

Via e-mail

Eric Lipar
Chief Executive Officer
LGI Homes, Inc.
1450 Lake Robbins Drive, Suite 430
The Woodlands, Texas, 77380

> **Re:** **LGI Homes, Inc.**
> **Registration Statement on Form S-1**
> **Submitted August 28, 2013**
> **File No. 333-190853**

Dear Mr. Lipar:

Please respond to this letter by providing the requested information and submitting an amended registration statement. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended registration statement, we may have additional comments.

General

1. We have read your response to comment 33 from our letter dated August 6, 2013 as well as your related revised disclosures. We note that you continue to present results of operations and other financial and operational data throughout this prospectus which aggregates the historical results/data of your predecessor and the LGI/GTIS Joint Ventures. We do not believe your use of this aggregated data in the context of discussing your business and using this data when using terms like "we", "our", and "ours" as you have done in many sections of the prospectus including but not limited to Our Company, Our Competitive Strengths, Our Business and Management's Discussion and Analysis of Financial Condition and Results of Operations is not appropriate. We note that it is unclear whether your predecessor or your joint ventures own various properties, or even whether the employees that you discuss in your Business section are employees of your predecessor or of your joint ventures. Please ensure that references to the "company," "registrant" or "us," "we," or "our" refer to the true predecessor entity. Further the Explanatory Note definition of terms is confusing and should be removed or revised. We have the following further comments in this regard:

- You disclose that you believe the presentation of certain aggregated financial data provides investors with a meaningful comparison of your results of operations and is necessary for investors to understand your financial condition and results of operations. However, we note that aggregated financial information is not related to the results of operations of your predecessor, the entity for which the information throughout your prospectus should be based. In this regard, we specifically note that:

  o The information you provide in your audited financial statements as well as in response to prior comment 68, indicates that you did not consolidate the LGI/GTIS Joint Ventures because, in part, other parties shared in the power to direct the activities of the LGI/GTIS Joint Ventures that most significantly impact their economic performance. It therefore is not appropriate to provide financial data which implies that you had such power; and

  o The information you have provided under the section, "Factors Affecting Comparability" on page 69 further highlights why the presentation of aggregated information is not appropriate.

- Please remove all discussions of results of operations and other financial and operational data which have provided on an aggregated basis. To the extent you believe the presentation of certain financial and operational data may be meaningful on a pro forma basis, please ensure that information is presented in the context of your current pro forma financial information; and

- Please revise your disclosures throughout the prospectus, including, but not limited to, results of operations and other financial and operational data presented under Our Company, Our Competitive Strengths, Our Business and Management's Discussion and Analysis of Financial Condition and Results of Operations to present and discuss this information as it relates to your predecessor.

Public Homebuilder Peers, page ii

2. Please clarify whether you face competition primarily from public companies. If not, please revise your prospectus throughout to make this clear, placing statements about public peer companies into this larger context and revising the prominence of this definition.

Summary, page one

Our Company, page one

3. We note the supplemental information you have provided for your statements on pages one, five, 63, 137, and 144, that you offer "superior value." It is unclear how the

information you have provided supports this statement. Please provide us with support for this statement or remove it.

4. We note your response to comment eight of our letter dated August 6, 2013. Please revise your statements on pages two, four, five, 138, 142, and 144 to make more apparent the distance between metropolitan centers and your communities. Your current language, with the ambiguous word "proximity," could be read to imply that your communities are located much closer to the urban centers of your various markets than they actually are.

5. Please similarly revise your references to your "strong land position." You state that the company's statement is based on the fact that it has seven years of land supply. The phrase "strong land position" does not read as a statement of the size of your potential inventory, but rather a qualitative statement regarding the land your hold and its desirability.

Our Competitive Strengths, page three

6. We re-issue comment nine of our letter dated August 6, 2013. Your summary still appears unbalanced, as does your Business section. In addition, your statement on page four that "[if] housing demand and population growth slows in [the states in which you operate], [you] may not realize a competitive advantage as a result of the markets in which we focus" is unclear. As you only compete in these markets, slowing housing demand and population growth would affect all of your competitors.

Unaudited Pro Forma Financial Information, page 49

General

7. Please address the following comments as they relate to your pro forma financial information presented on pages F-3 through F-13. Since the information presented on pages F-3 through F-13 and pages 49 through 59 appear duplicative, please consider presenting this pro forma financial information only once.

8. Where you have more than one pro forma adjustment impacting a line item in your pro forma financial statements, please provide additional information so that a reader can fully understand the nature of the adjustment and how such adjustment was calculated. For instance, please disclose the components that make up the $1,983 adjustment to deferred tax liabilities, net as of June 30, 2013. While you have referenced notes (b) and (d), we note that the fourth bullet in note (b) discusses a $31,000 deferred tax liability adjustment and note (d) discusses a $26,000 net deferred income tax liability. These two adjustments do not equate to the $1,983 adjustment nor do these footnotes explain how such adjustments were calculated.

Unaudited Pro Forma Financial Information, page 49

9. We note your response to prior comment 21. We have the following comments on your revised pro forma financial information.

    - You disclose that your pro forma statements of operations for the six months ended June 30, 2013 and the year ended December 31, 2012 do not reflect an increase in the cost of sales associated with the step up of the real estate inventory since the step up does not have a continuing impact on the results of your operations due to the short term (less than one year) impact on your financial performance. Please note that the short term nature of the impact does not make the adjustment non-recurring. As such, please revise your pro forma statement of operations to reflect the increase in cost of sales related to the step-up of the real estate inventory;

    - Please expand your pro forma footnotes to provide additional details regarding the significant assumptions and estimates used to arrive at the pro forma amounts. For example, you indicate that for your pro forma income tax adjustment you have assumed you will qualify for the Domestic Production Activities Deduction (DPAD). Please expand your disclosures to provide your basis for this assumption and clarify how this adjustment is factually supportable; and

    - We note you have added a pro forma adjustment to eliminate compensation to Thomas Lipar because he will perform limited duties at a reduced level of compensation under a consulting agreement subsequent to this offering. Since we assume that the compensation historically paid to Mr. Lipar was commensurate with the duties he performed, please revise to eliminate this adjustment.

10. We note your response to prior comment 22. With regard to the pool of employees that are not currently participating in the existing profit sharing plan, please expand the fourth bullet of note (b) on page 57 and the third bullet of note (b) on page 59 to disclose (i) the terms and number of equity awards as well as how you determined the pro forma compensation expense.   Please also fully explain how these equity awards are accounted for in your determination of pro forma earnings per share.

11. We have read your response to comment 24 from our letter dated August 6, 2013. Given the proximity of the contributions made by the limited partners to LGI Investment Fund III, L.P. to your filing of your initial public offer, please explain the business purpose related the commitment to pay 1.5 times the aggregate capital contributions. Also address what consideration was given to whether, in light of this commitment, the non-controlling interest in LGI Investment Fund III, L.P should be reflected and accounted for as a redeemable non-controlling interest.

Notes to the Unaudited Pro Forma Balance Sheet, page 53

12. We note your response to prior comment 27 from our letter dated August 6, 2013. You indicate that in using a relief-from-royalty valuation model, you used a .5% royalty rate which is indicative of your predecessor's operational control of the LGI/GTSI Joint Ventures. Please clarify what you mean by this and why your predecessor's operational control of the LGI/GTSI Joint Ventures impacted your determination of an appropriate royalty rate. Please also explain how you determined the appropriateness of a 25% discount rate.

Notes to Unaudited Pro Forma Statement of Operations for Six Months Ended June 30, 2013, page 56

13. We note your response to prior comment 26 from our letter dated August 6, 2013. Please include a footnote that details how you have determined the weighted average common shares outstanding for your basic and diluted earnings per share for the year ended December 31, 2012 and the six months ended June 30, 2013. To the extent applicable, disclose the shares not included in your determination of diluted because to do so would have been antidilutive. Refer to ASC 260-10-50-1(a) and 50-1(c).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 63

General

14. We reissue comment 29 our letter dated August 6, 2013. Please include a discussion comparing the size and nature of the new communities to your existing communities.

15. Please disclose the effects of the costs of raw materials on your results up operations. See comment 31 of our letter dated August 6, 2013.

16. Please expand your discussion here and elsewhere as appropriate to discuss your cancellation rate, conversion rates, and other material indicators of results of operations salient to the homebuilding industry. We note your response to comment 32 of our letter dated August 6, 2013, and understand that you do not believe these indicators are germane to your business model. However, they are standard for your industry and allow investors to compare your performance other participants in the homebuilding industry.

Overview, page 63

17. We note your statement in the final sentence of this page that you have achieved profitability within six months of your first home closings in each of your new communities. Please reconcile this statement with your recent entries into the Orlando

and Atlanta markets, and your statements elsewhere qualifying this statement by limiting it to your markets in Texas and Arizona.

18. Please expand your discussion here and elsewhere to discuss the effects on results of operations and capital expenditures of your entries into the Atlanta and Orlando markets. Please see Item 303(a)(3)(i) of Regulation S-K. Please also clarify the manner in which your material capital commitments will be funded.

Results of Operations, page 72

19. We have read your response to comment 37 from our letter dated August 6, 2013 and have the following comments on your discussion of results of operations:

- You disclose on page 66 that based on your business model you believe that the number of completed homes in inventory and homes in progress in inventory at the end of a reporting period provide more meaningful information to investors than cancellation rates, conversion rates, new orders and backlog. However, we continue to believe the above information is relevant to an investors understanding of your business. Please revise your filing to discuss new orders (units and aggregated dollar value), cancellation rates, and backlog (units, average sales price and aggregated dollar value) for each period and include a discussion for any material changes in this data period over period. Please consider providing this information in a tabular presentation. Refer to Section 501.2 of the Financial Reporting Codification. Please also provide this information in your Selected Financial Data;

- You state that the impact of raw material prices on the cost of goods sold period over period was not material. However, based on your disclosure on pages 74 and 76 changes in raw materials did impact your margins. Please quantify the increase in raw material so that an investor can assess the impact of raw material increases on your margins; and

- Please discuss Predecessor gross margin, operating income and net income for each period presented.

Critical Accounting Policies, page 81

Real Estate Inventory and Cost of Home Sales, page 82

20. You indicate that when a home is closed, you record an accrual for the remaining amounts owed to the subcontractor and other costs related to the construction of the home. Please more fully explain this statement. Specifically explain why you need to record an accrual for the remaining amounts owed to the subcontractor and other costs related to the construction of the home as we assume these costs are capitalized to real estate inventory as they are incurred.

Investments in Unconsolidated Entities and Variable Interest Entities (VIEs), page 83

21. You indicate that in your judgment you have determined that the six joint ventures you are invested in represent variable interest entities (VIEs). Please expand your disclosures to address these judgments.

22. You indicate that you must use your judgment to determine f you have substantive control or expiries significant influence over these entities. Please revise to clarify, if true, that once you make the determination that these joint ventures are VIEs, you then determine if you are the primary beneficiary of these VIEs. With reference to the authoritative literature, identify the judgments and/or assumptions you made to determine whether you the primary beneficiary. In this regard, we note that some of the information you have provided in response to prior comment 68 from our letter dated August 6, 2013 may provide readers with a better understanding of your analysis.

Compensation of our Directors and Executive Officers, page 158

23. We re-issue comment 60 of our letter dated August 6, 2013. Please disclose the material terms of your non-equity incentive plan as required by Item 402(o)(5).

Employment Agreements, page 158

24. Please reconcile your reference here to a lump sum payment equal to two times the amount of Mr. Lipar's *target* bonus if his employment is terminated other than for Cause or if he resigns for Good Reason with your statement about that his bonuses are discretionary, as well as your reference to the Annual Bonus Plan on page 163.

Certain Relationships and Related Party Transactions, page 164

25. Please disclose Mr. Vahradian's interest in the transaction you describe in the second paragraph under this heading. Please see Item 404(a)(4) of Regulation S-K.

Shares Eligible for Future Sale, page 169

26. Please reconcile your reference to "all of [your] stockholders, including GTIS" with your disclosure below that all of your equity is held by Eric Lipar.

Principal Stockholders, page 171

27. Please complete this table.

Recent Sales of Unregistered Securities, page II-2

28. Please provide all of the information required by Item 701(a) of Regulation S-K, including the amount of equity Mr. Lipar purchased in the described transaction.

Note 6. Investments in Joint Ventures, Variable Interest Entities and Non-Controlling Interests, page F-31

Consolidated Joint Ventures, page F-33

29. Please provide all the disclosures required by ASC 810-10-50-14.

Note 12. Segment Information, page F-42

30. Your response to prior comment 73 from our letter dated August 6, 2013 indicates that you have three operating segments and that they are economically similar. However, based on the information you provided in Exhibit E it appears that you have two operating segments, Central and Western. Please revise your disclosures herein and throughout your filing to clarify that you have two operating segments or provide us with sufficient information to understand how, as of June 30, 2013, you have three operating segments. In this regard, we note that you do not have any historical sales or gross margin data for Eastern for any of the periods presented.

Note 14. Formation Transaction and Initial Public Offering (Unaudited), page F-43

31. We note the Report of Independent Registered Public Accounting Firm on page F-18 is dated August 27, 2013 and Note 15 Subsequent Events, which is audited, indicates that management has evaluated subsequent events through August 27, 2013. Given this, please tell us why the information is Footnote 14 is unaudited.

You may contact Tracey McKoy at (202)551-3772 or Jeanne Baker at (202)551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or Craig Slivka at (202)551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

CC: <u>Via E-mail</u>
Norman Miller, Esq.
Winstead PC